Exhibit 99.1

Advanced Technology Systems, Inc., and Subsidiaries

Contents

Report of Independent Certified Public Accountants	2
Consolidated Financial Statements
Consolidated Balance Sheets	3-4
Consolidated Statements of Operations	5
Consolidated Statements of Changes in Stockholders’ Equity	6
Consolidated Statements of Cash Flows	7
Notes to Consolidated Financial Statements	8-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Advanced Technology Systems, Inc., and Subsidiaries

We have audited the accompanying consolidated balance sheets of Advanced Technology Systems, Inc., and Subsidiaries (the Company) as of October 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended October 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Technology Systems, Inc., and Subsidiaries as of October 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

McLean, Virginia
March 13, 2007

Advanced Technology Systems, Inc., and Subsidiaries
Consolidated Balance Sheets

	October 31,
	2006	2005
Assets
Current Assets
Cash	$718,571	$1,366,755
Accounts receivable, net	20,495,315	23,938,931
Prepaid expenses and other current assets	632,948	648,622
Income tax receivable	1,483,728	—
Assets held for sale	231,861	2,988,493
Total Current Assets	23,562,423	28,942,801
Property and Equipment, net	1,352,736	1,516,641
Goodwill	3,171,886	3,171,886
Intangible Assets, net	—	34,202
Restricted Cash	1,204,710	—
Other Assets	328,678	224,229
Total Assets	$29,620,433	$33,889,759

The accompanying notes are an integral part of these statements.

Advanced Technology Systems, Inc., and Subsidiaries
Consolidated Balance Sheets (Continued)

	October 31,
	2006	2005
Liabilities and Stockholders’ Equity
Current Liabilities
Line-of-credit	$6,930,000	$5,230,000
Capital leases—current portion	78,999	22,651
Accounts payable and accrued expenses	7,884,056	8,157,013
Accrued salaries and related taxes	3,620,113	4,311,221
Accrued vacation	2,302,812	2,615,163
Accrued royalty payments—current portion	—	500,000
Income taxes payable	—	1,312,547
Deferred income taxes—current portion	803,258	681,467
Current liabilities of discontinued operations	35,422	91,447
Total Current Liabilities	21,654,660	22,921,509
Capital Leases—net of current portion	181,174	12,550
Accrued Royalty Payments—net of current portion	—	125,000
Deferred Rent	964,658	1,317,717
Deferred Income Taxes—net of current portion	1,327,915	3,240,002
Other Long-term Liabilities	48,586	—
Total Liabilities	24,176,993	27,616,778
Commitments and Contingencies	—	—
Stockholders’ Equity
Preferred stock; non-voting, no par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock; Class A voting, no par value; 75,000,000 shares authorized; 9,219,700 issued; 9,022,500 and 9,023,400 outstanding	34,768	34,768
Common stock; Class B voting, no par value; 75,000,000 shares authorized; 10,000,000 issued and outstanding	1,736	1,736
Treasury stock, at cost (197,200 and 196,300 shares, respectively)	(37,358)	(32,696)
Retained earnings	5,444,294	6,269,173
Total Stockholders’ Equity	5,443,440	6,272,981
Total Liabilities and Stockholders’ Equity	$29,620,433	$33,889,759

The accompanying notes are an integral part of these statements.

Advanced Technology Systems, Inc., and Subsidiaries
Consolidated Statements of Operations

	Year ended October 31,
	2006	2005	2004
Contract Revenue	$112,254,086	$105,355,040	$106,363,346
Direct Costs	72,471,117	64,235,955	65,878,829
Gross Margin	39,782,969	41,119,085	40,484,517
Overhead Expenses	28,607,435	27,779,889	26,886,467
General and Administrative Expenses	9,071,195	10,610,399	10,076,986
Operating Income	2,104,339	2,728,797	3,521,064
Other (Expense) Income
Interest expense, net	(383,075)	(243,611)	(47,880)
Other income	61,693	100,773	58,102
Income Before Income Taxes	1,782,957	2,585,959	3,531,286
Income Tax Expense	1,282,762	775,508	1,523,039
Income from Continuing Operations	500,195	1,810,451	2,008,247
Loss from Discontinued Operations, net of income tax benefits of $849,127, $1,222,149 and $1,415,807	(1,325,074)	(2,851,682)	(2,310,000)
Net Loss	$(824,879)	$(1,041,231)	$(301,753)

The accompanying notes are an integral part of these statements.

Advanced Technology Systems, Inc., and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity

	Class A		Class B
	Common Stock		Common Stock		Treasury Stock
	Shares		Shares			Retained
	Issued	Amount	Issued	Amount	Amount	Earnings	Total
Balance, October 31, 2003	$9,207,700	$32,968	$10,000,000	$1,736	$(31,586)	$7,612,157	$7,615,275
Purchase of common stock	—	—	—	—	(1,110)	—	(1,110)
Net loss	—	—	—	—	—	(301,753)	(301,753)
Balance, October 31, 2004	9,207,700	32,968	10,000,000	1,736	(32,696)	7,310,404	7,312,412
Stock option exercise	12,000	1,800	—	—	—	—	1,800
Net loss	—	—	—	—	—	(1,041,231)	(1,041,231)
Balance, October 31, 2005	9,219,700	34,768	10,000,000	1,736	(32,696)	6,269,173	6,272,981
Purchase of common stock	—	—	—	—	(4,662)	—	(4,662)
Net loss	—	—	—	—	—	(824,879)	(824,879)
Balance, October 31, 2006	9,219,700	$34,768	10,000,000	$1,736	$(37,358)	$5,444,294	$5,443,440

The accompanying notes are an integral part of these statements.

Advanced Technology Systems, Inc., and Subsidiaries
Consolidated Statements of Cash Flows

	Year ended October 31,
	2006	2005	2004
Cash Flows from Operating Activities
Net loss	$(824,879)	$(1,041,231)	$(301,753)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	632,240	1,049,817	932,236
Amortization	34,202	151,433	120,442
Deferred income taxes	(1,790,296)	(2,129,851)	90,450
Deferred rent	(353,059)	(192,075)	16,497
Loss on disposal of ATSI	374,738	663,412	—
Loss on disposal of equipment	22,829	12,992	83,062
Bad debt	656,680	195,389	365,975
Changes in assets and liabilities:
Accounts receivable	3,781,029	363,216	(1,980,608)
Prepaid expenses	(27,043)	446,244	(143,750)
Prepaid supplies	379,054	339,599	(341,630)
Income taxes (receivable) payable	(2,796,276)	3,506,595	(1,370,941)
Other assets	(483,882)	31,809	(52,590)
Accounts payable and accrued expenses	5,062	1,712,978	2,255,314
Accrued salaries and related taxes	(677,129)	(41,630)	(208,833)
Accrued vacation	(250,604)	(757,803)	(2,574)
Other long-term liabilities	48,586	—	—
Net Cash (Used in) Provided by Operating Activities	(1,268,748)	4,310,894	(538,703)
Cash Flows from Investing Activities
Purchase of property and equipment	(323,318)	(459,926)	(1,297,537)
Proceeds from sale of ATSI	1,080,350	—	—
Acquisition of business	(599,750)	(625,000)	(500,000)
Restricted cash	(1,204,710)	—	—
Net Cash Used in Investing Activities	(1,047,428)	(1,084,926)	(1,797,537)
Cash Flows from Financing Activities
Borrowings (payments) on line-of-credit	1,700,000	(2,640,000)	1,965,000
Payments on notes payable	—	(34,292)	(35,612)
Payments on capital leases	(27,346)	(52,686)	(63,209)
Exercise of stock options	—	1,800	—
Payments to repurchase treasury stock	(4,662)	—	(1,110)
Net Cash Provided by (Used in) Financing Activities	1,667,992	(2,725,178)	1,865,069
Net (Decrease) Increase in Cash	(648,184)	500,790	(471,171)
Cash, beginning of year	1,366,755	865,965	1,337,136
Cash, end of year	$718,571	$1,366,755	$865,965

The accompanying notes are an integral part of these statements.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies used in the consolidated financial statements conform to accounting principles generally accepted in the United States of America. Significant accounting policies are summarized below.

Nature of Operations

Advanced Technology Systems, Inc., (the Parent) and Subsidiaries (the Parent and its subsidiaries together are referred to herein as the Company), is headquartered in McLean, Virginia and performs a broad range of high technology services for commercial and government clients. The Company focuses on providing enterprise business systems, enabling technology implementation and information technology (IT) infrastructure, integration and management. Appix, a wholly owned subsidiary, is a specialized provider of technology services and solutions to the mortgage and financial services industries. Advanced Technology Systems International, Inc. (ATSI), a wholly owned subsidiary, is an international provider of custom-designed security services and was sold on November 30, 2005. Additionally, the Company’s Pyramid product solutions unit was discontinued in January 2006 (See Note B).

As more fully described in Note N, the Company was acquired by ATS Corporation (formerly Federal Services Acquisition Corporation) as of the close of business on January 15, 2007.

Principles of Consolidation

The accompanying financial statements include the accounts of the Parent and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue under its contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collectibility of the contract price is considered probable and can be reasonably estimated. Revenue is earned under cost reimbursable, time and materials and fixed price contracts. Direct contract costs are expensed as incurred.

Under cost reimbursable contracts, the Company is reimbursed for allowable costs, and paid a fee, which may be fixed or performance-based. Revenue under such contracts is recognized as costs are incurred plus an estimate of applicable fees earned. The Company considers fixed fees under cost reimbursable contracts to be earned in proportion of the allowable costs incurred in performance of the contract. For cost reimbursable contracts that include performance based fee incentives, the Company recognizes the relevant portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as the Company’s prior award experience and communications with the customer regarding performance.

Revenue on time-and-materials contracts are recognized based on direct labor hours expended at contract billing rates plus other billable direct costs.

Revenue under fixed price contracts for the delivery of services is recognized on a straight-line basis over the contract service period. Revenue for the delivery of product and services under a fixed price arrangement are recognized under the percentage of completion method based upon a ratio of the

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

estimated costs to complete specific milestones or deliverables under the contract to total estimated contract costs.

The Company’s contracts with agencies of the government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the contract as the services are provided. In evaluating the probability of funding for purposes of assessing collectibility of the contract price, the Company considers its previous experiences with its customers, communications with its customers regarding funding status, and the Company’s knowledge of available funding for the contract or program. If funding is not assessed as probable, revenue recognition is deferred until realization is deemed probable.

Contract revenue recognition inherently involves estimation, including the contemplated level of effort to accomplish the tasks under contract, the cost of the effort, and an ongoing assessment of progress toward completing the contract. From time to time, facts develop that require revisions to estimated total costs or revenue expected. The cumulative impact of any revisions to estimates and the full impact of anticipated losses on any type of contract are recognized in the period in which they become known.

The allowability of certain costs under government contracts is subject to audit by the government. Certain indirect costs are charged to contracts using provisional or estimated indirect rates, which are subject to later revision based on government audits of those costs. Management is of the opinion that costs subsequently disallowed, if any, would not be significant.

Revenue from agencies of the United States government accounted for approximately 70 percent, 74 percent and 73 percent of the Company’s revenue for the years ended October 31, 2006, 2005 and 2004. Accounts receivable from the United States government agencies was 76 percent and 64 percent at October 31, 2006 and 2005, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Substantially all of the Company’s cash and cash equivalents are maintained with one major financial institution. Deposits held with such financial institution may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Restricted Cash

The Company is required to maintain $1,200,000 on deposit with a financial institution to support a bonding requirement for one of its state contracts. Such amounts are reflected in restricted cash in the accompanying consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies. Customer lists and contract rights obtained through such transactions are amortized on a straight-line basis over periods ranging from 24-27 months.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill and certain intangibles are no longer amortized into results of operations, but instead reviewed for impairment at least annually and written down only in periods in which the carrying value of the goodwill and certain intangibles is greater than the respective fair values. For the years ended October 31, 2006, 2005, and 2004, the Company completed its annual impairment testing and concluded that goodwill was not impaired.

Impairment of Long-lived Assets

The Company complies with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets, including intangible assets, may not be fully recoverable, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If any impairment is indicated as a result of this analysis, the Company would recognize a loss based on the amount by which the carrying amount exceeds the estimated fair value of such assets. As discussed in Note B, the Company recorded a loss from the disposal of ATSI, a wholly-owned subsidiary, for the year ended October 31, 2005. There was no other impairment of long-lived assets for the years ended October 31, 2006, 2005, and 2004.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using accelerated and straight-line methods for financial statement purposes and MACRS for income tax purposes over periods of three to 10 years. Leasehold improvements and leased assets are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the lease.

Using Estimates in Preparing Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities as measured by the enacted tax rates, which will be in effect when the differences reverse. A valuation allowance against net deferred tax assets is provided unless the Company concludes it is more likely than not that the deferred tax assets will be realized.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company accounts for its stock-based compensation plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Historically, no compensation expense has been recognized upon granting of stock options, as the exercise price of such option grants has been equal to the estimated fair value of the Company’s common stock. As discussed in Note J, the Company recorded compensation expense from the settlement of certain option arrangements during 2005. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

The following table illustrates the effect on net loss if the Company had applied the provisions of SFAS No. 123 to stock based employee compensation:

	Year Ended October 31,
	2006	2005	2004
Net loss as reported	$(824,879)	$(1,041,231)	$(301,753)
Add: total stock-based employee compensation determined under intrinsic value method, net of related tax effects	—	85,430	—
Less: total stock-based employee compensation expense determined under minimum value method, net of related tax effects	(3,600)	(92,434)	(28,782)
Pro forma net loss	$(828,479)	$(1,048,235)	$(330,535)

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash equivalents, trade receivables, accounts and notes payables, accrued expenses and the revolving credit agreement, approximate their fair values due to the short maturities.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year.

Recent Accounting Pronouncements

In December, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB No. 25, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As permitted by SFAS No. 123, the Company accounted for share-based payment to employees using APB No. 25’s intrinsic value method and consequently recognized no compensation cost for employee stock options provided that the exercise price of such option grants was equal to or greater than the estimated fair value of the Company’s common stock on the date of grant. This standard became effective for nonpublic entities beginning in fiscal years after

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

December 15, 2005. Accordingly, the Company has adopted this standard in fiscal year 2007, and used the modified prospective transition method. Under the modified prospective transition method, the Company will recognize compensation cost in its consolidated financial statements for all new awards, and awards modified, repurchased or cancelled after November 1, 2006. The adoption of this standard did not have a material effect on the Company’s results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48) that is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is currently evaluating the impact this pronouncement will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Specifically, this Statement sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The provisions of SFAS No. 157 are generally required to be applied on a prospective basis, except to certain financial instruments accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, for which the provisions of SFAS No. 157 should be applied retrospectively. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt SFAS No. 157 for fiscal year 2009 and is evaluating the effect, if any, on its financial position or results of operations.

NOTE B—DISCONTINUED OPERATIONS

Advanced Technology Systems International, Inc.

In August 2005, the Company adopted a formal plan for the sale of ATSI, which had a history of operating losses. On November 30, 2005, pursuant to the terms of a stock purchase agreement entered into by and between ATS, ATSI, New Technology Management, Inc. (NTMI) and NTMI Acquisition   Corporation, the Company sold all of the outstanding common stock of ATSI for $1,456,267. The sales price consisted of a payment of $1,231,267 at closing and $225,000 in escrow to be released upon satisfaction of certain conditions as outlined in the stock purchase agreement. The company recorded an estimated loss on disposal of ATSI in accounts payable and accrued expenses of $663,412 for the year ended October 31, 2005.

In September 2006, the Company entered into a settlement agreement with NTMI in which NTMI retained the escrow deposit and received additional concessions of approximately $159,000. The total loss recorded on disposal of ATSI was approximately $ 377,000 for the year ended October 31, 2006.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE B—DISCONTINUED OPERATIONS (Continued)

The following represents the results of the operations of ATSI:

	Year Ended October 31,
	2006	2005	2004
Revenue	$—	$4,641,425	$4,427,321
Loss before taxes	(448,746)	(1,521,467)	(1,669,181)
Net loss	(265,990)	(1,065,027)	(1,034,892)

Assets and liabilities consisted of the following at October 31, 2005:

Accounts receivable	$1,376,276
Inventory	381,311
Property, plant and equipment	58,233
Other assets	7,380
Total assets	1,823,200
Accounts payable and accrued expenses	$49,982
Notes payable and capital lease	41,465
Total liabilities	$91,447

Pyramid

The Pyramid Product Solutions Group had been in operation since fiscal year 2000, and was established for the purpose of providing software applications that enabled law enforcement agencies to track and manage cases and exchange information with other agencies, regardless of the legacy systems used. The Pyramid product was not developed to the point where it could be installed “off the shelf”. Therefore, it required significant customization for each customer. The primary market for Pyramid was state governments, and the Company had limited success in penetrating the state government market, in part because other companies had already accessed those markets with similar products. In January 2006, management decided to discontinue the operations of Pyramid.

The Company’s management considered the guidance set forth in FASB Statement No. 144 and Emerging Issue Task Force No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. Although there are continuing cash flows relating to support obligations for certain Pyramid customers, they are not considered significant to the ongoing operations of ATS, nor are they considered to be significant to the expected cash flows from Pyramid absent the discontinuance of this business unit (annualized cash inflows and outflows of approximately $ 70,000 to $ 80,000 and $ 20,000, respectively). As such, management concluded that such cash flows were not significant, and that discontinued operations accounting was appropriate.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE B—DISCONTINUED OPERATIONS (Continued)

The following represents the results of the operations of Pyramid:

	Year Ended October 31,
	2006	2005	2004
Revenue	$733,881	$1,848,989	$1,996,935
Loss before taxes	(1,725,455)	(2,552,364)	(2,056,626)
Net loss	(1,059,084)	(1,786,655)	(1,275,108)

Assets held for disposal for Pyramid consisted of accounts receivable of $231,861 and $1,165,293 as of October 31, 2006 and 2005, respectively.

NOTE C—ACQUISITIONS

Voyager

Effective February 12, 2004, the Company purchased the net assets of Voyager Systems, Inc. (Voyager). Voyager, based in San Diego, California, implements Web-based information systems and report generators for law enforcement governmental agencies. The acquisition provided the Company with technology to complement its existing product and services offering to customers of its public services division.

The purchase price of $1,750,000 included a cash payment of $500,000 and minimum royalty payments of $1,250,000, due over three years from the purchase date not to exceed $4,000,000. The excess of the $1,750,000 aggregate purchase price over the estimated fair value of the net assets acquired was $1,348,640. The transaction was accounted for as a purchase in accordance with the provisions of SFAS No. 141, Business Combinations. Voyager’s operating results have been included in the consolidated statement of operations since the transaction date. The following table summarizes the estimated fair values of the assets and liabilities assumed at the date of acquisition:

February 12, 2004
Accounts receivable, net	$147,306
Prepaid expenses and other assets	43,316
Property and equipment, net	309,378
Goodwill	1,173,640
Intangible assets	175,000
Less: accounts payable and accrued liabilities	(98,640)
$1,750,000

The acquired intangibles relate to customer lists that were fully amortized as of October 31, 2006.  Goodwill is deductible for income tax purposes. All minimum earn out payments have been paid as of October 31, 2006.

Management of the Company desired to settle any further minimum royalty payments owed to Voyager’s former parent company, TriTech Software Systems, Inc. (TriTech) and collect an outstanding receivable due from a previous product sale to TriTech totaling $26,250. On June 1, 2006, the parties entered into a settlement agreement whereby the Company paid the remaining royalties of $375,000 in advance of their due date, less the amount of $26,250 owed by TriTech to the Company. The parties agreed that any royalties in excess of the minimum payments would be required to be paid to TriTech in the event such amounts were earned.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE D—ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at:

	Year Ended October 31,
	2006	2005
Billed	$18,264,233	$19,423,146
Unbilled	3,429,500	5,088,444
	21,693,733	24,511,590
Allowance for doubtful accounts	(1,198,418)	(572,659)
	$20,495,315	$23,938,931

Unbilled accounts receivable are comprised primarily of amounts arising from the Company’s recognition of revenue on a percentage-of-completion basis, billing customers based upon certain contractual milestones and fee retentions. Management expects to invoice and collect these receivables during fiscal year 2007 and thereafter. As such, these amounts have been classified as current assets in the consolidated balance sheets in accordance with industry practice.

The Company evaluates its receivables, especially those past due, periodically and establishes reserves for amounts not expected to be collected.

NOTE E—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at:

	Year Ended October 31,
	2006	2005
Furniture and equipment	$2,913,422	$2,728,807
Transportation equipment	214,895	237,724
Capitalized software	728,731	709,640
Leasehold improvements	1,136,774	1,217,716
Property held under capital leases	390,908	903,957
	5,384,730	5,797,844
Less: accumulated depreciation and amortization	(4,031,993)	(4,281,203)
	$1,352,736	$1,516,641

Depreciation expense for the years ended October 31, 2006, 2005 and 2004 was approximately $632,000, $1,050,000 and $933,000, respectively. The Company wrote-off fully depreciated property and equipment during the year ended October 31, 2006 as the assets were no longer in use. These write-offs consisted of furniture and equipment, capitalized software, leasehold improvements and property under capital leases of $149,847, $40,326, $90,504 and $764,367, respectively.

Accumulated amortization of property held under capital leases for October 31, 2006 and 2005 was $899,248 and $865,550, respectively.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE F—INTANGIBLE ASSETS

Intangible assets were comprised as follows at:

	Year Ended October 31,
	2006	2005
Customer intangibles	$322,462	$322,462
Accumulated amortization	(322,462)	(288,260)
	—	34,202

Amortization expense for the years ended October 31, 2006, 2005 and 2004 was $34,202, $151,433 and $120,442, respectively.

NOTE G—LINE-OF-CREDIT

The Company maintains a line-of-credit with United Bank (the “Bank”), which provides for maximum borrowing of $15,000,000. The line-of-credit bears interest at the bank’s prime rate (7.82 percent and 7.00 percent at October 31, 2006 and 2005, respectively). Borrowings under the line are limited to 90 percent of eligible government agency accounts receivable and 80 percent of eligible commercial accounts receivable. The line is secured by substantially all of the Company’s assets.

The Company is required to comply with certain covenants, which include a minimum level of net tangible worth, a maximum ratio of liabilities to net tangible worth, and a minimum current ratio of assets to liabilities. The Company was not in compliance with these covenants as of October 31, 2006. As further described in Note N, as of the close of business on January 15, 2007, the Company was acquired by ATS Corporation. As a condition of the settlement agreement, the new owners indemnified the shareholders who provided the personal guarantees, and the outstanding balance of the line of credit was paid in full. Additionally, ATS Corporation has obtained a new credit facility with another lender. As part of the terms of the new agreement, the Company’s assets have been pledged as collateral for any borrowings under the agreement.

Outstanding borrowings on the line-of-credit as of October 31, 2006 and 2005 were $6,930,000 and $5,230,000, respectively.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE H—INCOME TAXES

The components of the deferred tax liability (asset) were as follows at October 31:

	2006		2005
	Current	Long-term	Current	Long-term
Change in accounting method—cash basis to accrual basis	$1,608,960	$1,608,960	$1,787,588	$3,575,176
Depreciation and amortization	—	121,210	—	173,728
Provision for bad debt	(462,829)	—	(269,184)	—
Prepaid expenses	243,673	—	217,584	—
Reserves	—	—	(290,837)	—
Provision for loss on sale of subsidiary	—	—	(256,210)	—
Accrued expenses	(556,645)	—	(507,474)	—
Deferred rent	—	(372,552)	—	(508,902)
Net operating loss carryforward (n-Vision)	(29,901)	(388,519)	—	(448,520)
Capital loss on the sale of ATSI	—	(135,989)	—	—
Valuation allowance	—	494,805	—	448,520
	$803,258	$1,327,915	$681,467	$3,240,002

The Company assumed $ 5,308,790 in net operating loss (NOL) carryforwards from a prior acquisition of n-Vision. The Company determined that the acquired NOL appears to be subject to Internal Revenue Code Section 382. Based on an analysis performed by Company’s management, the Company has recorded a tax benefit from the utilization of the acquired NOL of $77,425 and $435,513 for the years ended October 31, 2006 and 2005, respectively. The remaining NOL carryforward of $ 4,795,852 will expire in various years from 2010 to 2020. As of October 31, 2006 and 2005, approximately $3.7 million of the n-Vision net operating loss was considered to be permanently impaired. As such, the deferred tax asset disclosed above represents that portion of the NOL which is expected to provide benefit in future periods. A valuation allowance has been recorded against such NOL carryforwards, and the capital loss as a result of management’s inability to conclude more likely than not that the benefit will be realized in future periods.

The components of income tax (benefit) expense from continuing operations were as follows for the years ended October 31:

	2006	2005	2004
Current:
Federal	$2,444,274	$2,316,689	$1,205,846
State and local	433,725	588,670	226,743
Deferred:
Federal	(1,388,614)	(1,882,076)	76,108
State and local	(206,623)	(247,775)	14,342
	$1,282,762	$775,508	$1,523,039

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE H—INCOME TAXES (Continued)

A reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate from continuing operations was as follows for the years ended October 31:

	2006	2005	2004
Statutory federal income tax rate	34%	34%	35%
State and local income taxes	2%	5%	5%
Permanent differences	8%	(11)%	3%
Non-deductible transaction costs	28%	—	—
Prior year adjustments	(3)%	(8)%	—
Change in valuation allowance	3%	10%	—
	72%	30%	43%

NOTE I—COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space and certain equipment under various operating leases. Rent expense on certain leases containing fixed escalations or other lease incentives is recognized on a straight-line basis over the term of each lease. Future minimum rental payments under non-cancelable operating leases are as follows:

Year ended October 31,	Gross Operating Leases	Sub-leases	Net Operating Leases
2007	$3,362,000	$(525,000)	$2,837,000
2008	3,214,000	(457,000)	2,757,000
2009	817,000	(215,000)	602,000
2010	12,000	—	12,000
	$7,405,000	$(1,197,000)	$6,208,000

Rent expense was approximately $2,945,000, $2,951,000 and $2,967,000 for the years ended October 31, 2006, 2005 and 2004, respectively.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE I—COMMITMENTS AND CONTINGENCIES (Continued)

Capital Leases

The Company leases certain equipment under various agreements that are classified as capital leases. Future minimum payments consisted of the following at October 31, 2006:

Year ending October 31,
2007	$100,651
2008	95,559
2009	94,441
2010	16,561
Total minimum lease payments	307,212
Less: portion representing interest	(47,039)
Present value of net minimum lease payments	260,173
Less: current maturities of obligations under capital leases	(78,999)
Long-term capital lease obligation	$181,174

Self-funded Health Insurance Plan

The Company had a self-funded health insurance plan, which was self-insured up to $50,000 per incident to an aggregate of $1,000,000. Once the limit was exceeded, a supplemental health insurance policy covered any remaining expenses. The plan covered all employees who choose to participate. The Company funded the plan as necessary to cover the claims, and paid the health insurance policy premiums on a monthly basis. Employees also funded the plan through payroll deductions. For the years ended October 31, 2006, 2005 and 2004, the Company’s total costs for claims under this plan were approximately $2,908,000, $3,133,000 and $3,251,000, respectively. Amounts recorded in accounts payable and accrued expenses for claims incurred but not reported were $109,691 and $406,075 at October 31, 2006 and 2005, respectively.

Effective June 30, 2006, the Company terminated the self-funded health insurance plan and adopted a standard medical insurance plan. The Company remains obligated for claims filed up to three months after the termination date (the “run-off period”). Management believes the remaining accrual for claims incurred by or reported as of the termination date is sufficient to cover any remaining claims processed during the run-off period.

Employment and Change in Control Agreements

The Company has an employment agreement with the Executive Vice President of Appix, that provided a guarantee of six months of employment at his current salary or a termination benefit equal to such amount in the event of a change in control, by actions of a sale or merger or a change whereby the Chief Executive Officer of the Parent did not hold the position of Chairman of the Board or Chief Executive Officer. As discussed in Note N, the Company was acquired by ATS Corporation. In the event the Executive Vice President is terminated prior to the completion of six months of service, he will be entitled to a pro-rata share of such termination benefits.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE I—COMMITMENTS AND CONTINGENCIES (Continued)

In 2004, the Company entered into two four-year employment agreements with several individuals. The employment agreements specify annual salary and incentive compensation for the terms of the agreements. The agreements also provided for between six and twelve months’ salary if the employees are terminated other than for cause.

The Company’s Board of Directors approved Retention Agreements to key employees which authorized the payment of bonuses if the employee remained employed through the date of the ATS Corporation acquisition. As further described in Note N, as of the close of business on January 15, 2007, the Company was acquired by ATS Corporation. As a condition of the Retention Agreements, certain key employees received approximately $3,705,000 in bonuses upon the closing of the transaction.

Legal Proceedings and Claims

Various legal proceedings and claims generally incidental to the normal course of business are pending or have been asserted against the Company. The Company believes that the final outcome of such proceedings and claims will not have a material adverse effect on its financial position, results of operations, or cash flows.

NOTE J—EMPLOYEE STOCK OPTION PLAN

On March 24, 1998, the stockholders of the Company adopted an employee stock option plan (the Plan) and approved the reservation of 1,000,000 shares of Class A common stock of the Company for issuance under the Plan. The Plan provides for the granting of incentive and non-qualified stock options to employees, officers, directors or consultants of the Company. Options are granted to participants of the Plan at a price that is not less than the estimated fair value on the date of grant as determined by the Board of Directors. Unless otherwise noted, the options vest ratably over a five-year period, beginning on the first anniversary of the date of grant, and expire 10 years after the date of grant. There were no options granted during fiscal years ended October 31, 2006 and 2005. The minimum value of the options granted during fiscal year 2004 was estimated at the date of grant using an option pricing model with the following assumptions: expected life of five years, discount rate of 4.75 percent, and zero percent volatility. The weighted-average minimum value of options granted during 2004 was $0.22. There were 380,400 shares available for issuance under the Plan at October 31, 2006 and 2005.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE J—EMPLOYEE STOCK OPTION PLAN (Continued)

A summary of stock option activity for the Non-qualified Employee and Incentive Stock Option Plans was as follows during the years ended October 31:

		Weighted-
		average
		Exercise
	Shares	Price
Outstanding, November 1, 2003	544,600	$.80
Grants	75,000	1.05
Exercise	7,500.48
Forfeitures	34,000.88
Outstanding, October 31, 2004	578,100.83
Grants	—	—
Exercise	12,000.15
Forfeitures	119,000.97
Outstanding, October 31, 2005	447,100.81
Grants	—	—
Exercise	—	—
Forfeitures	—	—
Outstanding, October 31, 2006	447,100.81
Exercisable options October 31, 2006	387,100	$.81

During the fiscal year ended October 31, 2005, the Company settled and canceled 45,500 option grants with employees by paying cash for the excess of the fair value of the underlying common stock over the exercise price. In connection with these payments, the Company recorded compensation expense of $85,430. There was no stock option activity during the year ended October 31, 2006.

The following table summarizes information about stock options outstanding at October 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
		Remaining	average		average
	Number	Life in	Exercise	Number	Exercise
Range of Exercise Price	Outstanding	Years	Price	Exercisable	Price
$.15-$.15	60,100	1.55	$.15	60,100	$.15
$.79-$.79	150,000	6.61	.79	90,000	.79
$.98-$.98	178,500	2.70	.98	178,500	.98
$1.02 and above	58,500	3.71	1.02	58,500	1.02
	447,100	3.99	$.81	387,100	$.81

As further described in Note N, as of the close of business on January 15, 2007, the Company was acquired by ATS Corporation. As a condition of the stock purchase agreement, all outstanding options were purchased for $4.38 per share.

Advanced Technology Systems, Inc., and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
October 31, 2006, 2005, 2004

NOTE K—PHANTOM STOCK PLAN

In December 2004, the Company’s subsidiary, Appix, Inc. (Appix), adopted the Appix Phantom Stock Plan (the Phantom Stock Plan). Under the Phantom Stock Plan, a committee of the Board of Directors of Appix could award up to 2,000,000 Phantom stock units to eligible participants. The value of the units was determined based upon a formula that is defined in the agreement. The units were also subject to a vesting schedule as defined in the Phantom Stock Plan, and become immediately exercisable in the event of a change in control of Appix or the Company. Units issued under the Phantom Stock Plan were subject to certain termination and cancellation provisions. Compensation expense recognized under the Phantom Stock Plan for the year ended October 31, 2006 and 2005 was $36,000 and $88,500, respectively. There was no compensation expense related to this plan in 2004.

As further described in Note N, as of the close of business on January 15, 2007, the Company was acquired by ATS Corporation. As a condition of the stock purchase agreement, all outstanding phantom stock units were repurchased for approximately $244,000 ($ 0.87 per share).

NOTE L—RETIREMENT PLAN

The Company has a qualified 401(k) retirement plan that is funded by contributions from the Company and substantially all full-time employees who elect to participate in the plan. The employer contributions are 50 percent of employee contributions, up to 3 percent of an employee’s gross salary. Employer contributions for the years ended October 31, 2006, 2005, and 2004, were approximately $205,000, $1,296,000, and $1,098,000, respectively.

NOTE M—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosures of Cash Flow Information

Cash paid for interest and income taxes was as follows for the years ended October 31:

	2006	2005	2004
Interest	$385,979	$255,000	$52,000
Income taxes	$3,657,200	$111,000	$1,921,000

Supplemental Schedule of Non-cash Investing and Financing Activities

Capital leases entered into for the purpose of acquiring equipment and vehicles during the years ended October 31, 2006 and 2005, aggregated $252,318 and $22,380, respectively.

NOTE N—SUBSEQUENT EVENTS

As of the close of business on January 15, 2007, ATS Corporation acquired all of the outstanding capital stock of the Company pursuant to a stock purchase agreement dated April 19, 2006, as amended. The initial purchase price totaled approximately $85.0 million consisting of $84.0 million in cash and 173,913 shares of ATS Corporation common stock with a fair value of $860,869 ($4.95 per share). Of the $84 million in cash proceeds, $8.95 million was placed in escrow by the buyer subject to working capital adjustments. The purchase price could be adjusted in the future based upon the Company attaining certain earnings thresholds and the acquisition of certain contracts as defined in a stock purchase agreement.